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                               August 31, 2021

       Robert Chmiel
       Chief Financial Officer
       GPB Automotive Portfolio, LP
       535 W. 24th Street, 6th Floor
       New York, NY

                                                        Re: GPB Automotive
Portfolio, LP
                                                            Amendment No. 2 to
Registration Statement on Form 10-12G
                                                            Filed August 16,
2021
                                                            File No. 000-56285

       Dear Mr. Chmiel:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form 10-12G, filed August 16, 2021

       Item 11. Description of Registrant's Securities to Be Registered Other Securities - Additional Classes of LP Interest, page 94

   1. We note your response to comment 4, and your amended disclosure on page 94 removing your reference to Item
9, and disclosing that "[t]he rights and preferences of Class A and
                                                        Class A-1 Units,
including, among others, voting rights and distribution rights, are as set forth in this 'Item 11.
Description of Registrant's Securities to Be Registered' and there are no other rights or
preferences except as described in this Item 11." However, we were unable to find a
description of the voting rights and distribution rights in Item 11. Further, we note your disclosure
on page 95 that "[t]he Limited Partners do not have voting rights except in certain
situations specified in the LPA." Therefore, please amend your disclosure in Item 11
to describe the distribution and voting rights of the Class A and
                                                        Class A-1 Units,
including the specific situations under which holders have voting rights pursuant to the LPA.
See Item 202 of Regulation S-K.
 Robert Chmiel
GPB Automotive Portfolio, LP
August 31, 2021
Page 2
General

2. We note your response to comment 3, and your amended disclosure that "[a]s of March
         31, 2021, the approximate number of holders of Class A Units was 3,548, of Class A-1
         Units was 2,442, of Class B Units was 497, and of Class B-1 Units was 335." Therefore,
         it appears that you were required to register your Class A and Class A-1 Units pursuant to
         Section 12(g) of the Exchange Act, and as such, incurred a reporting obligation under the federal securities laws. In this regard, in an appropriate place in your filing, please clearly disclose that you are obligated to report, and provide risk factor disclosure that, in the past, you have been unable to do so in a timely manner.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Scott Anderegg at 202-551-3342 or Katherine Bagley at 202-551-
2545 with any questions.



FirstName LastNameRobert Chmiel                                  Sincerely,
Comapany NameGPB Automotive Portfolio, LP
                                                                 Division of
Corporation Finance
August 31, 2021 Page 2                                           Office of
Trade & Services
FirstName LastName